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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 3*

                         WADDELL & REED FINANCIAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    930059100
                                 (CUSIP Number)

                                DECEMBER 31, 2001
             (Date of Event Which Requires Filing of this Statement)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

                                [ ] RULE 13d-1(b)

                                [X] RULE 13d-1(c)

                                [ ] RULE 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 930059100                 13G

 1.  NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above
     Person)

     Keith A. Tucker

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)   [ ]
     (b)   [ ]

 3.  SEC USE ONLY

 4.  CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.  SOLE VOTING POWER               3,108,388 (See Item 4)

     6.  SHARED VOTING POWER             0

     7.  SOLE DISPOSITIVE POWER          3,108,388 (See Item 4)

     8.  SHARED DISPOSITIVE POWER        0

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         3,108,388 (See Item 4)

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:
          [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  3.8*

12.  TYPE OF PERSON REPORTING: IN

--------
*Based on the total number of shares of Class A common stock outstanding on September 30, 2001 (the date of the Issuer's most recent Form 10-Q on file with the Securities and Exchange Commission).


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ITEM 1(a):     NAME OF ISSUER: Waddell & Reed Financial, Inc.

ITEM 1(b):     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               6300 Lamar Avenue
               Overland Park, KS 66201

ITEM 2(a):     NAME OF PERSON FILING:

               Keith A. Tucker

ITEM 2(b):     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               6300 Lamar Avenue
               Overland Park, KS 66201

ITEM 2(c):     CITIZENSHIP:

               U.S.A.

ITEM 2(d):     TITLE OF CLASS OF SECURITIES:  Class A Common Stock

ITEM 2(e):     CUSIP NUMBER:  930059100

ITEM 3:        IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b),
               OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A :

               Not Applicable.

ITEM 4:        OWNERSHIP

               The securities reported on herein are beneficially owned indirectly by Mr. Tucker in a personal trust, in a personal corporation or in his children's trust.

               (a)   Amount beneficially owned: 3,108,388

               (b)   Percent of class:  3.8*

               (c)   Number of shares as to which the person has:


--------
*Based on the total number of Class A common stock outstanding on September 30, 2001 (the date of the Issuer's most recent Form 10-Q on file with the Securities and Exchange Commission).

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                     (i)    Sole voting power to vote or to direct the vote:
                            3,108,388

                     (ii)   Shared power to vote or to direct the vote:  0

                     (iii) Sole power to dispose or to direct the disposition of: 3,108,388

                     (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5:        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

ITEM 6:        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not Applicable.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable.

ITEM 8:        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable.

ITEM 9:        NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable.

ITEM 10:       CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2002



/s/ Keith A. Tucker
Keith A. Tucker